Grosvenor Capital Management, L.P.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

July 27, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: David L. Orlic

Re:      Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

    (File Nos. 333-211729 and 811-22352)

    Post-Effective Amendment No. 4; Amendment No. 12 to Registration Statement on Form N-2

Dear Mr. Orlic:

On July 27, 2018, Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Fund”) filed the above-captioned post-effective amendment to its registration statement on Form N-2 (the “Registration Statement”). The Fund hereby seeks acceleration of the effectiveness of the Registration Statement as set forth below.

The Fund hereby requests acceleration of the effectiveness of the Registration Statement for July 31, 2018.

In support of its request for acceleration, the Fund acknowledges that:

1.       Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.       The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3.       The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very truly yours,

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

By: /s/ Scott J. Lederman
Name: Scott J. Lederman
Title: Director, Chief Executive Officer and President

GRV Securities LLC

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

July 27, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: David L. Orlic

Re:        Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

      (File Nos. 333-211729 and 811-22352)

      Post-Effective Amendment No. 4; Amendment No. 12 to Registration Statement on Form N-2

Dear Mr. Orlic:

The undersigned, as distributor of the above-captioned fund and offering, hereby joins in the request of the fund that the effectiveness of the post-effective amendment to its registration statement relating to the securities be accelerated for July 31, 2018.

GRV Securities LLC

By: /s/ Gareth Grossnickle
Name: Gareth Grossnickle
Title: Chief Compliance Officer